UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number 1-33926

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
P. O. Box 1636
Silsbee, Texas 77656
(Full title of the plan and the address of the plan)

TRECORA RESOURCES
(Name of issuer of the securities held pursuant to the plan)

1650 Hwy 6 South, Suite 190
 Sugar Land, Texas 77478
 (Address of issuer’s principal executive office)

REQUIRED INFORMATION
Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information”, this Annual Report on Form 11-K for the year ended December 31, 2013, consists of the audited financial statements of the Texas Oil and Chemical Co. II, Inc. 401(K) Plan (the “Plan”) for the year ended December 31, 2013, and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information”, the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II, and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

TEXAS OIL AND CHEMICAL CO. II, INC.
401(K) PLAN

Index
Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	3

Notes to Financial Statements	4-15

Supplementary Information

Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	16

Signature	17

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

 Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee
Texas Oil and Chemical Co. II, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Texas Oil & Chemical Co. II, Inc. Employee 401(k) Plan (the Plan) as of December 31, 2013, and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule  is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ BKM Sowan Horan LLP

Addison, Texas
June 26, 2014

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Investments - at fair value (Notes 3 and 5)	$18,528,971	$14,071,449
Notes receivable from participants	498,989	504,575

Total Assets	$19,027,960	$14,576,024

Liabilities:
Excess participant contribution payable	$25,128	$21,990

Net assets available for benefits	$19,002,832	$14,554,034

See accompanying notes to the financial statements.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$4,021,780
Dividend and interest income	113,648
4,135,428

Contributions:
Participant contributions	753,806
Employer contributions	553,490
1,307,296

Total additions	5,442,724

Deductions from net assets attributed to:
Benefits paid to participants	985,137
Administrative expenses	8,789
Total deductions	993,926

Net increase	4,448,798

Net assets available for benefits:
Beginning of year	14,554,034

End of year	$19,002,832

See accompanying notes to the financial statements.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 1 - Description of Plan

The Plan is a defined contribution plan sponsored by Texas Oil & Chemical Co. II, Inc. (the “Company”).  The Company is a wholly owned subsidiary of Trecora Resources, formerly Arabian American Development Company which was traded under the ticker symbol ARSD. It is now traded on the New York Stock Exchange under ticker symbol TREC.  The following provides only general information and participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan, which became effective on September 1, 1978, as amended and restated effective November 1, 2008, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (“IRC”).   New employees shall become a participant on the entry date coincident with or following the completion of six months of service.

Employee Contributions

Participants may contribute up to 100% of their compensation, as defined.  Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans.  Participants’ salary deferral contributions are subject to IRC limitations, which was $17,500 in 2013.  The Plan allows catch-up contributions (within the meaning of Section 414(v) of the IRC) for participants who have reached age 50 by the end of the plan year.  Participants are only permitted to make catch-up contributions if they have made their maximum salary deferral contribution for the year.

Employer Contributions

The Company makes matching contributions equal to 100% of the participant’s deferral up to the first 6% of the participant’s eligible compensation.  In addition, each year the Company may at its discretion, make a profit-sharing contribution for the plan year not to exceed certain limitations prescribed by the IRC.  The Company did not make a profit-sharing contribution for the year ended December 31, 2013.

Participant Accounts

Each participant’s account reflects the participant’s contribution, the Company’s matching contribution, Plan earnings or losses on the account, an allocation of the Company’s discretionary contribution, if any, based on participant compensation and a charge for any distributions and direct expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 1 - Description of Plan (Continued)

Vesting

Participants are immediately vested in their contributions and rollover accounts, plus actual earnings thereon.  Vesting in the Company's matching contributions and profit-sharing contributions, if any, is based on years of service according to the following schedule:

Years of Service	Vested Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Administrative Expenses

In accordance with the Plan, administrative expenses may be paid out of the Plan unless paid by the Company.

Participant Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments in various investment options offered by the Plan.  The Plan currently offers shares of pooled separate accounts, guaranteed interest accounts, mutual funds and common stock of Trecora Resources as investment options for participants.  Participants can change their investment options daily.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, minus the highest outstanding note receivable balance during the immediate preceding twelve months.  The notes receivable are secured by the balance in the participant's account.  Each loan shall bear a reasonable fixed rate of interest to be determined by the Administrator.  Interest rates ranged from 5.25% to 7.0% as of December 31, 2013.  Notes receivable are to be repaid within five years.  Principal and interest is paid ratably through periodic payroll deductions.

Notes receivable are measured at their unpaid principal balance plus accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based on the terms of the Plan document.  Participant loans are considered delinquent if any payment or principal and interest, or any portion thereof, remains unpaid for more than 90 days after due.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 1 - Description of Plan (Continued)

Payment of Benefits

Upon termination of service, the participant or their beneficiary has the option to choose a lump sum payment, installment payment, or to purchase an annuity equal to the value of the participant’s vested interest in his or her account.  Participants that reach the age of 70 ½ are required to take a minimum distribution from their account.
Forfeitures

Forfeitures can be used to reduce future employer contributions or to pay administrative expenses.  The Plan used approximately $16,000 and $3,000 of non-vested amounts to reduce current year employer contributions and pay administrative expenses, respectively, in the current year.  See Note 4.

Voting Rights

Each participant is entitled to exercise voting rights attributable to Trecora Resources shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee is permitted to vote in the best interest of plan participants’ shares for which instructions have not been given by a participant.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period.   Actual results could differ from those estimates. See Note 5 for discussion of significant estimates used to measure fair value of investments.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 5 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as, held during the year.

TEXAS OIL & CHEMICAL CO. II, INC. EMPLOYEE 401(K) PLAN
Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Benefits Paid to Participants

        Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid.

Risks and Uncertainties

The Plan and its participants invest in various investment securities.  Investment securities, in general, are exposed to various risks such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur at any given time and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Asset Management Fees

       Plan participants are charged for asset management fees based on fund balances.  Asset management fees are accrued daily by the Trustee based on participant balances in each fund and are included in net appreciation.

Subsequent Events

       Management of the Plan evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements.  The accompanying financial statements consider events through June 26, 2014, the date which the financial statements were issued.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 3 - Investments

All of the Plan's investments except the forfeiture account are participant directed.  As of December 31, 2013, and 2012, the Plan's investments that represent 5% or more of the net assets available for benefits are as follows:

	2013		2012
Trecora Resources	$5,409,197	28.4%	$4,022,314	27.5%
Principal Large Capital S&P 500 Index Separate Account	1,697,350	8.9	1,331,725	9.1
Principal Small Capital Blend Separate Account	1,847,560	9.7	1,130,894	7.7
Principal Mid Capital Value I Separate Account	1,465,502	7.7	1,016,539	7.0
Principal Money Market Separate Account	*	*	791,616	5.4
	$10,419,609	54.7%	$8,293,088	56.7%
*Represents less than 5% of net assets

During 2013 the Plan's investments (including gains and losses on investments bought and sold, as well as, held during the year) appreciated in value as follows:

2013
Employer security	$1,925,272
Separate accounts	2,048,569
Mutual funds	47,939
Net appreciation in fair value of investments	$4,021,780

The market volatility of equity-based investments can substantially impact the value of such investments at any given time.  It is possible that the value of the Plan's investments, both in total and in individual participant accounts, has changed substantially since December 31, 2013.

Note 4 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2013	2012
Net assets:
Forfeiture account	$42	$65

Year Ended
December 31, 2013
Changes in net assets:
Forfeitures relating to current year activities	$18,925
Forfeitures used for current year employer contributions	(16,000)
Forfeitures used to pay administrative expenses	(3,020)
Earnings	72
$(23)

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 5 - Fair Value Measurements

Financial Accounting Standards Board Statement Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”) establishes a framework for measuring fair value.  This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; or

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Employer security:  Valued at the closing price reported on the active market on which the individual security is traded.

Guaranteed interest contracts:  Fair value is the amount plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity for an event other death, disability, termination or retirement. This fair value represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed crediting rates.

Mutual funds: Valued at the closing price reported on the active market on which the Fund is traded.

Separate accounts :  Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 5 - Fair Value Measurements (Continued)

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total

Employer security – petrochemical manufacturing (Note 7)	$5,409,198	$-	$-	$5,409,198
Guaranteed interest contracts	-	-	1,347,842	1,347,842
Separate accounts
Fixed Income	-	519,730	-	519,730
Balanced	-	2,164,705	-	2,164,705
Large U.S. Equity	-	2,305,170	-	2,305,170
Small/Mid U.S. Equity	-	3,892,721	-	3,892,721
International Equity	-	889,531	-	889,531
Short-Term Fixed Income	-	887,263	-	887,263
Mutual funds
Fixed Income	250,336	-	-	250,336
Large U.S. Equity	482,613	-	-	482,613
Small/Mid U.S. Equity	264,336	-	-	264,336
International Equity	115,526	-	-	115,526
Total assets at fair value	$6,522,009	$10,659,120	$1,347,842	$18,528,971

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total

Employer security – petrochemical manufacturing (Note 7)	$4,022,314	$-	$-	$4,022,314
Guaranteed interest contracts	-	-	1,671,081	1,671,081
Separate accounts
Fixed Income	-	443,551	-	443,551
Balanced	-	1,551,351	-	1,551,351
Large U.S. Equity	-	1,632,260	-	1,632,260
Small/Mid U.S. Equity	-	2,491,480	-	2,491,480
International Equity	-	672,716	-	672,716
Short-Term Fixed Income	-	791,616	-	791,616
Mutual funds
Fixed Income	256,356	-	-	256,356
Large U.S. Equity	283,638	-	-	283,638
Small/Mid U.S. Equity	125,608	-	-	125,608
International Equity	129,478	-	-	129,478
Total assets at fair value	$4,817,394	$7,582,974	$1,671,081	$14,071,449

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 5 - Fair Value Measurements (Continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2013.

Guaranteed Interest
Contracts
Balance, beginning of year	$1,671,081
Total gains/(losses)	4,297
Purchases	210,144
Issuances, Settlements	(537,680)

Balance, end of year	$1,347,842

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to terminate the Plan at any time subject to the provisions of ERISA, as amended.  In the event of plan termination, participants will become 100% vested in their accounts.  Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

Note 7 - Related-Party Transactions

The Plan owned 431,012 and 484,033 shares of Trecora Resourses (Note 1) common stock valued at $5,409,198 and $4,022,314 at December 31, 2013, and 2012, respectively.

Certain plan investments in shares of pooled separate accounts and guaranteed interest contracts are managed by Principal Insurance Company and qualifying employer securities are held by Principal Trust Company. Principal Insurance Company and Principal Trust Company are also the trustees, custodians and record keepers as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

Note 8 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 7, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter. Plan management believe that the Plan is currently designed and being operating in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 8 - Tax Status (Continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not, would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years 2009 and prior.

Note 9 – Excess Participant Contributions Payable

The Plan failed the discrimination test for the years ended December 31, 2013 and 2012. Excess contributions amounting to $25,128 and $21,990 are recorded as a liability in the accompanying statement of net assets for benefits at December 31, 2013 and 2012, respectively. $25,128 was recorded as a reduction of participant-directed contributions for the year ended December 31, 2013. The Plan reimbursed these excess contributions to its participants during 2014 and 2013, respectively.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 10 – Net Asset Value (NAV) Per Share

Investment	Fair Value - December 31, 2013*	Fair Value - December 31, 2012*	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Principal Money Market Separate Account (a)	$887,263	$791,616	Daily	None	None
Principal Bond and Mortgage Separate Account (b)	121,045	154,137	Daily	None	None
Principal Government & HQ Bond Separate Account (c)	211,706	142,196	Daily	None	None
Principal Lifetime 2010 Separate Account (d)	26,811	23,453	Daily	None	None
Principal Lifetime 2020 Separate Account (d)	758,264	568,906	Daily	None	None
Principal Lifetime 2030 Separate Account (d)	687,677	531,840	Daily	None	None
Principal Lifetime 2040 Separate Account (d)	367,153	193,236	Daily	None	None
Principal Lifetime 2050 Separate Account (d)	323,996	233,190	Daily	None	None
Principal Lifetime Str Inc Separate Account (e)	802	726	Daily	None	None
Principal Large Capital Value I Separate Account (f)	61,749	47,764	Daily	None	None
Principal Large Capital Growth Separate Account (g)	546,081	252,771	Daily	None	None
Principal Large Capital S&P 500 Index Separate Account (h)	1,697,349	1,331,725	Daily	None	None
Principal Mid Capital Value I Separate Account (i)	1,465,502	1,016,539	Daily	None	None
Principal Mid Capital S&P 400 Index Separate Account (j)	579,652	344,047	Daily	None	None
Principal Small Capital Blend Separate Account (k)	1,847,560	1,130,894	Daily	None	None
Principal Diversified International Separate Account (l)	889,531	672,716	Daily	None	None
Principal U.S. Property Separate Account (m)	186,979	147,218	(m)	(m)	(m)
	$10,659,120	$7,582,974

        *The fair values of the investments have been estimated using the net asset value of the investment.
(a)	The pooled separate account invests mainly in short-term securities such as commercial paper.
(b)
The investment seeks current income.  The fund normally invests at least 80% of net assets in intermediate maturity fixed-income or debt securities rated BBB or higher by Standard & Poor’s Rating Service or Baa3 or higher by Moody’s Investor Service, Inc.  It may invest up to 20% of assets in non-investment grade securities.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 10 – Net Asset Value (NAV) Per Share (Continued)

(c)
The investment seeks to provide a high level of current income consistent with safety and liquidity.  The fund invests primarily in securities issued by the U.S. government, its agencies or instrumentalities or securities that are rated AAA by S&P, AAA by Fitch, or Aaa by Moody’s.

(d)
The investment seeks a total return consisting of long-term growth of capital and current income.  The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund.  It allocates the assets more conservatively over time.

(e)
The investment seeks current income and, as a secondary objective, capital appreciation.  The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors primarily seeking current income and secondarily capital appreciation.  Its asset allocation is designed for investors who are approximately 15 years beyond the normal retirement age of 65.

(f)
The investment seeks long-term growth of capital.  The fund normally invests at least 80% of net assets in common stocks of companies with large market capitalizations at the time of purchase.  It invests in value equity securities; the value orientation selection emphasizes buying equity securities that appear to be undervalued.

(g)
The investment seeks long-term growth of capital.  The fund normally invests at least 80% of net assets in equity securities of companies with market capitalizations within the range of companies in the Russell 1000 Growth Index at the time of purchase.  It may also invest in initial public offerings and foreign securities.  It invests in growth equity securities; growth orientation emphasizes buying equity securities of companies whose potential for growth of capital and earnings is expected to be above average.

(h)
The investment seeks long-term growth of capital.  The fund invests at least 80% of net assets in common stocks of companies that compose the S&P 500 Index.  It uses an indexing strategy or a passive investment approach designed to track the performance of the S&P 500.

(i)
The investment seeks long-term growth of capital.  The fund invests at least 80% of net assets in equity securities of companies with medium market capitalizations (those with market capitalizations similar to companies in the Russell Midcap Value Index) at the time of purchase.  It invests in value equity securities; the value orientation selection emphasizes buying securities that appear to be undervalued.

(j)
The investment normally invests the majority of assets in common stocks of companies that compose the S&P MidCap 400 Index.  Management attempts to mirror the investment performance of the index by allocating assets in approximately the same weightings as the S&P MidCap 400 Index.  Over the long-term, management seeks a very close correlation between the performance of the Separate Account before expenses and that of the S&P MidCap 400 Index.

(k)
The investment seeks long-term growth of capital.  The fund normally invests at least 80% of net assets in equity securities of companies with small market capitalizations (those with market capitalizations similar to companies in the Russell 2000 Index) at the time of purchase.  It invests in equity securities with value and /or growth characteristics and constructs an investment portfolio that has a “blend” of equity securities with these characteristics

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 10 – Net Asset Value (NAV) Per Share (Continued)

(l)
The investment seeks long-term growth of capital.  The fund invests primarily in equity securities of companies domiciled in any of the nations of the world including those in countries with emerging markets.  It has no limitation on the percentage of assets that are invested in any one country or denominated in any one currency, but the fund typically invests in at least 30 countries.

(m)
 The pooled separate account invests mainly in commercial real estate and includes mortgage loans which are backed by the associated properties.  Certain high need payments, such as death, disability, certain eligible retirements, and hardship withdrawals were not subject to the withdrawal limitation.  Other withdrawal requests were subject to the limitation until certain liquidity levels were achieved.

SUPPLEMENTARY INFORMATION

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
(Supplementary Information)
Schedule H, line 4i - Schedule of Assets Held at End of Year
(December 31, 2013)
			EIN: 74-2001879
			Plan No. 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments at fair value:
*	Guaranteed Interest Contract	Maturity date: 12/31/2013		$239,901
*	Guaranteed Interest Contract	Maturity date: 12/31/2014		192,693
*	Guaranteed Interest Contract	Maturity date: 12/31/2015		254,228
*	Guaranteed Interest Contract	Maturity date: 12/31/2016		425,061
*	Guaranteed Interest Contract	Maturity date: 12/31/2017		235,959
*	Principal Money Market Separate Account	17,501.22		887,263
*	Principal Bond and Mortgage Separate Account	113.20		121,045
*	Principal Government & HQ Bond Separate Account	8,646.50		211,706
*	Principal U.S. Property Separate Account	258.12		186,979
*	Principal Lifetime 2010 Separate Account	1,358.11		26,811
*	Principal Lifetime 2020 Separate Account	35,339.43		758,264
*	Principal Lifetime 2030 Separate Account	31,671.05		687,677
*	Principal Lifetime 2040 Separate Account	16,509.66		367,153
*	Principal Lifetime 2050 Separate Account	14,985.90		323,996
*	Principal Lifetime Str Inc Separate Account	44.21		802
*	Principal Large Capital Value I Separate Account	3,479.71		61,749
*	Principal Large Capital Growth Separate Account	14,291.22		546,081
*	Principal Large Capital S&P 500 Index Separate Account	21,018.12		1,697,349
*	Principal Mid Capital Value I Separate Account	26,396.20		1,465,502
*	Principal Mid Capital S&P 400 Index Separate Account	15,105.94		579,652
*	Principal Small Capital Blend Separate Account	14,454.87		1,847,560
*	Principal Diversified International Separate Account	12,269.44		889,531
*	Trecora Resources (1)	431,011.71		5,409,197
	PIMCO Total Return A Fund	23,394.24		250,336
	American Century Equity Income A Fund	14,579.79		125,095
	Oppenheimer Rising Div A Fund	18,129.70		357,518
	PIMCO Small Cap STKPLUS AR A FD	24,175.20		232,324
	Columbia Newp Grt China A Fund	513.70		22,336
	AIM Asia Pacific Growth A Fund	3,060.42		93,190
	Eagle Mid Capital Stock A Fund	1,088.17		32,014
	Participant loans	(Interest rates range from 5.25% to 7.0%)	$ 0	498,988
	Total investments			$19,027,960
*	Parties-in-interest
(1)	Included in Trecora Resources is $42 nonparticipant- directed unallocated forfeitures
	Column (d) cost is not required since all investments are directed by participants
See Report of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Texas Oil and Chemical Co. II, Inc. 401(K) Plan
Date: 06/26/14	/s/ Nicholas Carter
Nicholas Carter
Plan Administrator